Comment 1


Target Fund and Share Classes
Wilmington Maryland Municipal Bond Fund
    Class A Shares
    Class I Shares

Acquiring Fund and Share Classes
Wilmington Municipal Bond Fund
    Class A Shares
    Class I Shares

Wilmington Short Duration Government Bond Fund
    Class A Shares
    Class I Shares

may also

Wilmington Short-Term Corporate Bond Fund
    Class A Shares
    Class I Shares

Target Fund shareholders who do not wish to have their Target Fund shares exchanged for shares of Acquiring Fund as part of the applicable Reorganization should redeem their shares prior to the completion of the Reorganization. If you redeem your shares, you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them. In addition, if you redeem your shares prior to the Reorganization and your shares are subject to a contingent deferred sales charge, your redemption proceeds will be reduced by any applicable sales charge.

The Plan is subject to certain closing conditions and termination rights, including the right of the Board of Trustees of the Trust (the "Board" or the "Trustees") to terminate the Plan with respect to a Target Fund or Acquiring Fund, as applicable, if it determines that proceeding with the applicable Reorganization is not in the best interests of a Target Fund or Acquiring Fund.

What is the anticipated timing of the Reorganization?

The meeting of Target Fund shareholders is scheduled to occur on January 15, 2015. Assuming that the shareholders approve the Reorganization, it will take place immediately following the close of business on January 30, 2015, or such other date and time as the parties may agree (the "Closing Date").

Why is the Reorganization being proposed?

Wilmington Funds Management Corporation ("WFMC") and Wilmington Trust Investment Advisors, Inc. ("WTIA" and, together with WFMC, "Adviser"), the investment adviser and primary subadviser, respectively, to Target Funds and Acquiring Funds, believe that the Reorganization is in the best interests of Target Fund and its shareholders. Adviser believes that Target Fund does not have good, long-term prospects for growth due to its investment strategies and size.

4

RIDER 4-A

<u>Rider 4-A, Comment #1</u>:

Target Fund shareholders who do not wish to wish to have their Target Fund shares exchanged for shares of Acquiring Fund as part of the applicable Reorganization may vote AGAINST the Reorganization.



Comments 2, 3 & 4

Rider 5-A

How would the Reorganization benefit shareholders of Target Fund?

Among other features, including those discussed above under "Why is the Reorganization being proposed?," the Reorganization would offer shareholders of Target Fund the opportunity to invest in a larger combined portfolio that has ~~a similar investment goal and principal investment strategies to those of Target Fund~~. Acquiring Fund, following the Reorganization, would have a lower management fee and more assets than Target Fund and, as a result of the Reorganization, certain fixed expenses would be spread over a larger asset base, thereby reducing Target Fund shareholders' share of those expenses. Shareholders will benefit from a tax-free exchange of their Target Fund shares for Acquiring Fund shares. ~~Shareholders may also benefit from the prospect of better, risk-adjusted performance of Acquiring Fund, although past performance is not a guaranty of future success.~~

Who bears the expenses associated with the Reorganization?

The cost of the solicitation related to the Reorganization, including any costs directly associated with preparing, filing, printing, and distributing to the shareholders of Target Fund all materials relating to this Prospectus/Proxy Statement and soliciting shareholder votes, as well as the conversion costs associated with the Reorganization, will be borne by Adviser or its affiliates. In addition to solicitations through the mail, proxies may be solicited by officers, employees, and agents of the Trust, Adviser and its affiliates, or, if necessary, a communications firm retained for this purpose. Target Fund and Acquiring Fund may incur brokerage fees and other transaction costs associated with the disposition and/or purchase of securities in contemplation of or as a result of the Reorganization. Adviser estimates that portfolio repositioning costs incurred by Acquiring Fund after the Reorganization will be immaterial. A discussion of the potential tax impact of sales of Target Fund securities after the Reorganization is included in the "Federal Income Tax Consequences of the Reorganization" section below. In addition, the sale of securities by a Target Fund prior to its Reorganization, whether in the ordinary course of business or in anticipation of the Reorganization, could increase the amount of the final distribution made by Target Fund prior to the Reorganization. Immediately prior to the Closing Date of its Reorganization, Target Fund will declare and pay to shareholders a final distribution consisting of all of its undistributed investment company taxable income, net capital gain and at least 90% of its tax-exempt net income, if any, for taxable years ending on or before the Closing Date.

What are the federal income tax consequences of the Reorganization?

The Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes and each Fund anticipates receiving a legal opinion to that effect (although there can be no assurance that the Internal Revenue Service will adopt a similar position). Shareholders should consult their tax adviser about state and local tax consequences of the Reorganization, if any, because the information about tax consequences in this Combined Prospectus/Proxy Statement relates only to the federal income tax consequences of the Reorganization.

Prior to the closing of the Reorganization, Target Fund will declare one or more final dividends, and Acquiring Fund may declare a dividend payable at or near the time of closing to their respective shareholders of any undistributed income and gains (net of available capital loss carryovers) to the extent necessary to avoid entity level tax or as otherwise deemed

5

Rider 5-B

Rider 5-A, Comment #2:

some similarities as well as some differences to the investment goal and principal investment strategies of Target Fund. For example, while the MD Bond Fund and the Muni Bond Fund both seek to generate U.S. tax-exempt income by investing primarily in investment-grade municipal securities, the Muni Bond Fund does not seek to generate income that is exempt from Maryland state and local income taxes. While the SD Govt. Fund and the Short Corporate Fund both seek to generate current income, the Short Corporate Fund invests in securities that present more credit risk that the portfolio securities of the SD Govt. Fund.

Rider 5-B, Comment #4:

Adviser does not expect that Target Fund will reposition its portfolio in anticipation of the Reorganization.



Comment 5

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desirable. The distributions you receive from MD Muni Fund and/or Muni Bond Fund primarily are exempt from regular federal income tax. A portion of these distributions, however, may be subject to federal alternative minimum tax ("AMT") and state and local taxes. To the extent that such distributions are not "exempt-interest dividends," the dividends may be taxable to as ordinary income or capital gain.

For more detailed information about the tax-free nature of the Reorganization please refer to the "Federal Income Tax Consequences of the Reorganization" section below.

Has the Board of the Target Funds approved the proposed Reorganization?

The Board has approved the Reorganization and the Plan for Target Fund, and recommends that you vote to approve the Plan.

MD Muni Fund. As described in more detail below, Adviser and the Board have engaged in discussions regarding how to pursue the best interests of the MD Muni Fund and its shareholders in light of a lack of demand for the Fund and the poor prospects for its growth. Adviser proposed that the Board approve the Reorganization, as opposed to other alternatives, in light of a number of factors, including the similarity in the MD Muni Fund's investment goals and strategies as compared to those of the Muni Bond Fund.

SD Govt. Fund. As described in more detail below, Adviser and the Board have engaged in discussions regarding how to pursue the best interests of the SD Govt. Fund and its shareholders in light of a lack of demand for the Fund and the poor prospects for its growth. Adviser proposed that the Board approve the Reorganization, as opposed to other alternatives, in light of a number of factors, including the similarity in the SD Govt. Fund's investment goals and strategies as compared to those of the Short Corporate Fund and the changes being proposed to the "Principal Investment Strategies" of the Short Corporate Fund to permit unconstrained investments in U.S. Government and agency securities.

For information regarding the specific factors that were considered by the Trustees, please refer to the "The Proposed Reorganization—Reasons for the Reorganization and Trustees' Considerations" section below.

How will the number of shares of the Acquiring Fund that I will receive be determined?

As a Target Fund shareholder, you will receive your pro rata share of Acquiring Fund shares of the appropriate class received by the Target Fund in the Reorganization. The number of shares that Target Fund's shareholders will receive will be based on the relative net asset values of Target Fund and Acquiring Fund as of 4:00 p.m., Eastern Time, on the Closing Date. Target Fund's assets will be valued using the valuation procedures used to value the assets of the Acquiring Fund. The total value of your holdings should not change as a result of the Reorganization.

6

Rider 6-A

<u>Rider 6-A, Comment 5</u>:

Specifically with respect to the Reorganization of the SD Govt. Fund into the Short Corporate Fund, the Board considered and approved, subject to approval by SD Govt. Fund shareholders of the Reorganization, a change to the "Principal Investment Strategies" of the Short Corporate Fund to permit an unconstrained allocation of assets to U.S. government and agency securities, including agency mortgage and asset-backed securities. The Short Corporate Fund would then provide investors with a more diversified and flexible investment, as the portfolio managers would be able to over- or under-weight government *versus* corporate credit in one fund. The Short Corporate Fund would also change its name to the "Wilmington Short-Term Bond Fund." These changes would become effective upon the Closing Date.


Are the investment goals and strategies of Target Fund similar to the investment goals and strategies of Acquiring Fund?

MD Muni Fund. The investment goals and strategies of the MD Muni Fund are similar to those of the Muni Bond Fund. The MD Muni Fund seeks to provide current income that is exempt from both federal and Maryland state and local income taxes. Acquiring Fund seeks a high level of income exempt from federal income tax, consistent with the preservation of capital. To the extent that the Muni Bond Fund owns Maryland municipal securities, it would also generate income that is exempt from Maryland state and local income taxes.

SD Govt. Fund. The investment goals and strategies of the SD Govt. Fund are similar to those of the Short Corporate Fund. Both Funds seek to generate current income. Acquiring Fund does not seek to preserve capital; however, the Fund's short average weighted maturity and its preponderance of investment-grade holdings provide meaningful protection to a shareholder's capital. As discussed below, following the reorganization, Acquiring Fund will be able to allocate a greater percentage of its assets to nominally safer investments, which may provide a degree of protection of shareholders' capital. Acquiring Fund maintains a weighted average maturity of zero to three years, and the SD Govt. Fund maintains a duration of less than three years, so a shareholder's exposure to interest rate risk is largely the same.

For a detailed comparison of each Fund's investment goals and strategies, see the "Comparison of Investment Goals and Strategies" section below.

Do the fundamental investment policies differ between Target Fund and Acquiring Fund?

The fundamental investment policies of Target Fund and Acquiring Fund are substantially similar to one another, and include investment policies required by the Investment Company Act of 1940, as amended ("1940 Act").

Do the principal risks associated with investments in Target Fund differ from the principal risks associated with investments in its corresponding Acquiring Fund?

The principal risks associated with investments in the MD Muni Fund and the Muni Bond Fund are similar in that they are subject to credit risk, call risk, changing fixed income market conditions risk, interest rate risk, liquidity risk and tax risk. The MD Muni Fund is also subject to Maryland investment risk and the risk of non-diversification.

The principal risks associated with investments in the SD Govt. Fund and the Short Corporate Fund are similar in that they are subject to active trading risk, credit risk, call risk, interest rate risk, liquidity risk, mortgage-backed and asset-backed securities risk and prepayment risk.

For a detailed comparison of each Fund's principal investment risks, see "Comparison of Principal Risks" below.

8

Rider 8-B

<u>Rider 8-A, Comment #6</u>:

The Muni Bond Fund does not have an investment goal of generating income that is exempt from Maryland state and local income taxes.

<u>Rider 8-B, Comment #7</u>:

The Short Corporate Fund is subject to increased credit risk as compared to the SD Govt. Fund.



Comment 8

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WT MARYLAND MUNI/SHO LNF HTM ESS 0C
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Will any changes to Acquiring Fund occur as a result of the Reorganization?

Yes. Assuming that the Reorganization with the SD Govt. Fund is approved, the name of the Short Corporate Fund will be changed to the "Wilmington Short-Term Bond Fund," and its "Principal Investment Strategies" will be revised to permit an unconstrained allocation of assets to U.S. government and agency securities, including mortgage and asset-backed securities, in addition to the investment-grade U.S. corporate fixed income securities in which it is already authorized to invest. The combined Fund would then provide investors with a more diversified and flexible investment, as the portfolio managers would be able to over- or under-weight government *versus* corporate credit in one fund. Shareholder approval of these changes is not required. The "Investment Goal" and the benchmark of the combined Fund will not change.

How many votes am I entitled to cast?

As a shareholder of Target Fund, you are entitled to one vote for each whole share, and a proportionate fractional vote for each fractional share, that you own of a Target Fund on the record date. The record date is November 14, 2014 (the "Record Date").

Completion of Target Fund's Reorganization is conditioned on the approval of the Reorganization by Target Fund's shareholders. The Reorganization of the MD Muni Fund is not dependent on the approval of the Reorganization of the SD Govt. Fund, and *vice versa.*

How do I vote my shares?

You may vote your shares in person at the Meeting or by completing and signing the enclosed proxy card and mailing it in the enclosed postage-paid envelope. You may also vote by touch-tone telephone by calling the toll-free number printed on your proxy card and following the recorded instructions, or by Internet by going to the website printed on your proxy card and following the instructions. If you need any assistance, or have any questions regarding the proposal or how to vote your shares, please call 1-800-836-2211.

What are the quorum and approval requirements for the Reorganization?

Holders of at least one-third of the total number of shares of Target Fund that are outstanding as of the Record Date, and who are present in person or by proxy at the Meeting, shall constitute a quorum for the purpose of voting on the proposal. Approval of the Reorganization requires the affirmative vote of 67% or more of the voting securities present at the Meeting, if the holders of more than 50% of the outstanding voting securities of Target Fund are present or represented by proxy, or of more than 50% of the outstanding voting securities of Target Fund, whichever is less ("1940 Act Majority").

9

Rider 9-A

Rider 9-A, Comment #8:

If the Reorganization with the SD Govt. Fund is not approved by shareholders, then the name of the Short Corporate Fund will not change its name or its principal investment strategies.



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In selecting securities, the Fund's Advisor focuses on credit analysis, the relative values of different sectors of the market, geographic diversity, and securities with different and potentially advantageous structures. The Advisor seeks to construct a portfolio with substantially the same interest rate exposure as the Fund's benchmark, and does not select securities based on forecasts of interest rates.

As you can see from the above table, the investment goals and strategies of the MD Muni Fund are similar to those of the Muni Bond Fund. Both Funds seek to generate income that is exempt from U.S. income taxes. Acquiring Fund does not seek to generate income that is also exempt from Maryland state and local income taxes, although as a practical matter it may do so as a result of owning Maryland municipal securities. The MD Muni Fund is non-diversified, and Acquiring Fund maintains a diversified portfolio. Both Funds invest only in investment grade securities, and both Funds seek to maintain a dollar-weighted average duration of between three and 15 years.

	SD Govt. Fund (Target Fund)	Short Corporate Fund (Acquiring Fund)
Investment Goal	The Fund seeks to provide current income and secondarily, preservation of capital.	The Fund seeks to provide current income.
Investment Strategies	The Fund seeks to achieve its investment goal, by normally investing substantially all, but under normal circumstances no less than 80%, of the value of its net assets in a diversified portfolio of debt obligations issued or supported as to principal and interest by the U.S. government or its agencies and instrumentalities including mortgage backed securities, asset backed securities, variable and floating rate securities, zero coupon securities, and in repurchase agreements backed by such securities. Certain mortgage backed securities, including adjustable rate mortgage securities ("ARMs") and collateralized mortgage obligations ("CMOs") are included within the definition of "U.S. government securities." The Fund expects to maintain a duration of less than three years under normal market conditions. The Fund intends to invest in the securities of U.S. government-sponsored entities ("GSEs"), including GSE securities that are not backed by the full	The Fund seeks to achieve its investment goal by investing primarily in U.S. investment grade corporate and government fixed income securities, including mortgage and asset backed securities. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed income securities. The Fund's investment advisor will select investment grade fixed income securities and unrated securities determined to be of comparable quality, but also may invest up to 15% of the Fund's total assets in lower-rated debt securities ("junk bonds"). The Fund normally invests in securities with short maturities, and the Fund seeks to maintain a weighted average maturity of three years or less. However, the Fund has no maturity restrictions on individual issues, and the weighted average maturity of the Fund's portfolio will vary within a range of zero to three years depending on market conditions.

12

Comment-10



| WILMINGTON TRUST INV | RR Donnelley ProFile | NCRPBFRS16 11.5.22 | NCR pf_rend | 21-Oct-2014 05:10 EST | | 807701 TX 13 | 4* |
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faith and credit of the United States government, such as those issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and the Federal Home Loan Bank System. These entities are, however, supported through federal subsidies, loans or other benefits. The Fund may also invest in GSE securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Government National Mortgage Association. Finally, the Fund may invest in some GSE securities that have no explicit financial support, but which are regarded as having implied support because the federal government sponsors their activities. Such securities include those issued by the Farm Credit System and the Financing Corporation ("FICO").

In selecting securities for the Fund, the investment advisor considers a security's credit quality, capital appreciation potential, maturity and yield to maturity. The investment advisor will monitor changing economic conditions and trends, including interest rates, and may sell securities in anticipation of an increase in interest rates or purchase securities in anticipation of a decrease in interest rates.

As you can see from the above table, the investment goals and strategies of the SD Govt. Fund are similar to those of the Short Corporate Fund. Both Funds seek to generate current income. Acquiring Fund does not seek to preserve capital; however, the Fund's short average weighted maturity and its preponderance of investment-grade holdings provide meaningful protection to a shareholder's capital. Following the Reorganization, Acquiring Fund will be able to allocate a greater percentage of its assets to nominally safer investments, which may serve to preserve shareholders' capital to some degree. Acquiring Fund maintains a weighted average maturity of zero to three years, and the SD Govt. Fund maintains a duration of less than three years, so a shareholder's exposure to interest rate risk is largely the same.

Comparison of Principal Risks

As shown in the charts below, the principal risks associated with Target Fund and Acquiring Fund are similar because they have similar investment goals and similar principal investment strategies.

The actual risks of investing in each Fund depend on the securities held in each Fund's portfolio and on market conditions, both of which change over time. Many factors affect a Fund's performance. A Fund's share price may change daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. A Fund's reaction to these developments will be affected by the types of securities in which the Fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the Fund's level of investment in the securities of that issuer. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money.

13

Rider B-A

<u>Rider 13-A, Comment #10</u>:

The "Investment Strategies" description for the Short Corporate Fund in the above table reflects the proposed changes to the Fund's principal investment strategies that will occur if the Reorganization is approved.



Comment 11

Net Unrealized Appreciation in Value; Realized But Undistributed Income and Gains. Shareholders of Target Fund will receive a proportionate share of any taxable income and gains realized by Acquiring Fund and not distributed to its shareholders prior to the Reorganization when such income and gains eventually are distributed by Acquiring Fund. As a result, shareholders of Target Fund may receive a greater amount of taxable distributions than they would have had the Reorganization not occurred. In addition, if Acquiring Fund, following the Reorganization, has proportionately greater unrealized appreciation in its portfolio investments as a percentage of its net asset value than Target Fund, shareholders of Target Fund, post-closing, may receive greater amounts of taxable gain as such portfolio investments are sold than they otherwise might have if the Reorganization had not occurred.

MD Muni Fund: At April 30, 2014, the MD Muni Fund's unrealized appreciation in value of investments as a percentage of its net asset value was 2.6% compared to the Muni Bond Fund of 4.0%, and on a combined basis of 3.6%. Accordingly, MD Muni Fund shareholders, post-closing, will be exposed to slightly more unrealized appreciation in portfolio investments.

SD Govt. Fund: At April 30, 2014, the SD Govt. Fund's unrealized appreciation in value of investments as a percentage of its net asset value was 1.4% compared to Acquiring Fund of 0.6%, and on a combined basis of 0.9%. Accordingly, the SD Govt. Fund shareholders, post-closing, will be exposed to slightly less unrealized appreciation in portfolio investments.

Alternative Minimum Tax. The MD Muni Fund and the Muni Bond Fund may invest a portion of their total assets in municipal securities that may subject certain investors to the federal alternative minimum tax ("AMT bonds") and, therefore, a portion of the income produced by each Fund may be taxable for such investors under the federal alternative minimum tax. If the Muni Bond Fund following the Reorganization has a greater portion of its portfolio investments in AMT bonds than did the MD Muni Fund, a greater portion of the dividends paid by the Muni Bond Fund to shareholders of the MD Muni Fund, post-closing, may be taxable under the federal alternative minimum tax.

Tax Impact of Repositioning. The Reorganization may result in the sale of some of the portfolio securities of Target Fund following the Reorganization as Acquiring Fund's portfolio managers align the combined portfolio with Acquiring Fund's investment strategy. This sale activity may result in the realization of ordinary income and capital gains, reduced by any available capital loss carryovers, that would be distributed to shareholders. The amount of any ordinary income and capital gains that may be realized and distributed to the shareholders of the combined Fund will depend upon a variety of factors, including Target Fund's net unrealized appreciation in the value of its portfolio assets at that time and any limitations on the use by the combined Fund of available capital loss carryovers as discussed above.

You should consult your tax adviser about the state and local tax consequences, if any, of the Reorganization because this discussion only relates to the federal income tax consequences.

31

Rider 31-A

Rider 31-A, Comment #11:

Adviser estimates that portfolio repositioning costs incurred by Acquiring Fund after the Reorganization will be immaterial.